UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                                Syntellect, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    87161L10
                                 (CUSIP Number)


                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
          1400 Lake Hearn Drive, Atlanta, Georgia 30319; (404) 843-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 9, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 87161L10                                                Page 2 of 18

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                             Cox Communications Holdings, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                                                       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       -0-

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       0.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 87161L10                                                Page 3 of 18

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Cox Communications, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                                                       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       -0-

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       0.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 87161L10                                                Page 4 of 18

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Cox Holdings, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                                                       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicable
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       -0-

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       0.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 87161L10                                                Page 5 of 18

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Cox Enterprises, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                                                       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicaple
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                      Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       -0-

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       0.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO

--------------------------------------------------------------------------------

     This Statement on Schedule 13D/A is being filed pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 1.  SECURITY AND ISSUER

     This Statement on Schedule 13D/A relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Syntellect Inc., a Delaware corporation (the "Company" or "Syntellect"). The Company's principal executive offices are located at 20401 North 29th Avenue, Phoenix, Arizona 85027.

ITEM 2.  IDENTITY AND BACKGROUND

     The persons filing this joint Amended Statement on Schedule 13D are Cox Communications Holdings, Inc. ("CCHI"), Cox Communications, Inc. ("CCI"), Cox Holdings, Inc. ("CHI") and Cox Enterprises, Inc. ("CEI") (collectively, the "Cox Corporations"). Anne Cox Chambers and Barbara Cox Anthony, who ultimately control the Cox Corporations, are filing separate statements on Schedule 13D. (See Item 5(a)).

     All of the Cox Corporations are incorporated in the State of Delaware. CCI is a fully integrated, diversified media and broadband communications company with operations and investments in three related areas: (i) U.S. broadband networks; (ii) cable television programming; and (iii) international broadband networks. CCHI and CHI are holding companies. (See Item 5(a)). The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal office and business address of the Cox Corporations is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

     The directors and executive officers of CCHI, CCI, CHI and CEI (including Anne Cox Chambers and Barbara Cox Anthony) are set forth on Schedules I through IV, respectively. These Schedules set forth the following information with respect to each such person:

     (i)   name;
     (ii)  residence or business address; and

     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     During the last five years, to the best knowledge of the persons filing this Statement, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     During the last five years, to the best knowledge of the persons filing this Statement, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the persons filing this Statement, all of the individuals listed in Schedules I through IV are citizens of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony became the beneficial owners of the shares of Common Stock that are the subject of the
Schedule 13D filed on March 25, 1996 in connection with the merger (the "Merger") of Syntellect Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Syntellect Inc. ("Merger Sub"), with and into Pinnacle Investment Associates Inc., a Georgia corporation ("Pinnacle"). After the Merger, Pinnacle survived as a wholly owned subsidiary of Syntellect. The Merger was effected pursuant to the terms of an Agreement and Plan of Reorganization, dated as of December 6, 1995, between Syntellect, Merger Sub, and Pinnacle. Upon consummation of the Merger, the shareholders of Pinnacle, including CCHI, were issued shares of Common Stock in exchange for their shares of Pinnacle common stock (based on an exchange ratio of 1.15 shares of Common Stock for each outstanding share of Pinnacle common stock).

     On September 9, 1999, CCHI sold all 1,150,000 shares of Common Stock it held pursuant to Rule 145 under the Securities Act of 1933, as amended (the "Securities Act") for aggregate gross proceeds of $2,371,875.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the transaction for which the Schedule 13D filed on March 25, 1996 related was to facilitate the Merger (See Item 3).

     None of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony had any plans or proposals that related to or resulted in any of the events set forth in Items 4(a) through
(j).

     The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony generally held the shares of Common Stock of the Company for investment purposes. However, the Cox Corporations review continuously the Company's business affairs and general industry and economic conditions. Based on such review, the Cox Corporations determined to sell their holdings in the Company in the open market. As a result of the transaction described in Item 3 above, the Cox Corporations were successful in monetizing their entire investment on acceptable terms.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony beneficially owned 1,150,000 shares of Common Stock, which represented approximately 8.5% of the outstanding shares of Common Stock, based on the 13,477,546 shares of Common Stock outstanding as of August 5, 1999 as disclosed on the facing page of the Company's Form 10-Q for the quarter ended June 30, 1999.

     The above shares were directly beneficially owned by CCHI, which is a wholly owned subsidiary of CCI, which is controlled by CHI, which in turn is wholly owned by CEI. As a trustee of the Barbara Cox Anthony Atlanta Trust and of the Dayton Cox Trust A, Anne Cox Chambers exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. As a trustee of the Anne Cox Chambers Atlanta Trust and of the Dayton Cox Trust A, Barbara Cox Anthony exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. Thus, Mrs. Chambers and Mrs. Anthony together ultimately control the Cox Corporations and thereby indirectly exercise beneficial ownership over the shares reported in this
Schedule 13D.

     The aggregate number of shares of Common Stock which the Cox Corporations transferred is 1,150,000. This represents approximately 8.5% of the outstanding shares of Common Stock.

     To the best of the Cox Corporations' knowledge, none of the Cox Corporations beneficially owns any shares of Common Stock following the sale transaction described in Item 3 above.

     (b) The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony had shared the power to vote and to dispose of 1,150,000 shares of Common Stock.

     The number of shares set forth above as previously beneficially owned by the Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony did not include any shares beneficially owned by any person listed on Schedules I through IV hereto for his or her personal investment account. The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony expressly disclaimed beneficial ownership of all such shares owned by all such persons and were not a party to any agreement or arrangement of any kind with any such person with respect to the acquisition, holding, voting or disposition of any such shares of Common Stock or any shares of Common Stock that they beneficially own.

     The Cox Corporations do not possess any voting or dispositive rights with respect to the shares of Common Stock.

     (c) Except as described in Item 3 above, to the best knowledge of the persons filing this Statement, no transactions in Common Stock were effected by the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony during the past sixty days in open-market transactions.

     (d) No other person was known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock referred to in paragraph (b) above.

     (e) On September 9, 1999, the Cox Corporations ceased to be the beneficial owners of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In connection with the Merger, CCI entered into an Affiliate Agreement ("Affiliate Agreement") and a Registration Rights Agreement ("Registration Rights Agreement") with Syntellect, each dated March 14, 1996. Under the Affiliate Agreement, CCI (together with certain other persons who were deemed to be affiliates of Pinnacle in connection with the Merger for purposes of Rule 145 promulgated under the Securities Act had agreed not to sell, transfer, or otherwise dispose of the Common Stock issued to them in the Merger unless an authorized representative of the Securities and Exchange Commission ("SEC") rendered written advice to the effect that the SEC will take no action or recommend that no action be taken with respect to the proposed sale, transfer or disposition if consummated, or such sale, transfer, or other disposition (i) had been registered under the Securities Act; (ii) was made in compliance with the requirements of Rule 145; or (iii) in the opinion of counsel reasonably acceptable to Syntellect, was otherwise exempt from registration under the Securities Act. The Affiliate Agreement also included a covenant of each such affiliate restricting sales of such shares until such time after the effective time of the Merger (March 14, 1996) as Syntellect had publicly released a report including the combined financial results of Syntellect and Pinnacle for a period of at least 30 days of combined operations of Syntellect and Pinnacle within the meaning of Accounting Series Release No. 135, as amended, of the SEC. Notwithstanding the latter covenant, such affiliates may make de minimis sales in a total amount not to exceed 10% of such affiliate's pre-Merger common stock ownership in Pinnacle (or the equivalent post-Merger Common Stock ownership in Syntellect), subject to a limitation that the aggregate number of shares sold by all affiliates of Pinnacle may not exceed 1% of Pinnacle's pre-Merger outstanding shares of common stock. The rights and obligations of the Cox Corporations under the Affiliate Agreement did not transfer with the transaction described in Item 3 above.

     Under the Registration Rights Agreement, Syntellect had agreed to register under the Securities Act for resale the shares of Common Stock received by affiliates of Pinnacle, including CCI, in the Merger. The principal terms of such registration rights included the following: (i) all of such affiliates were collectively entitled to two demand registrations (exercisable commencing March 14, 1997), which Syntellect may delay for up to 45 days if Syntellect's Board of Directors determined in good faith that the filing of the registration statement would be seriously detrimental to Syntellect or its stockholders; (ii) such affiliates may include their shares in a registration if Syntellect (or another stockholder with registration rights) proposes to register any Syntellect securities under the Securities Act; (iii) the affiliates may collectively choose the lead underwriter, subject to reasonable approval of the Syntellect Board of Directors; (iv) all expenses (excluding underwriting discounts and selling commissions applicable to the sale of such registered securities) incidental to the registration will be borne by Syntellect; and (v) the affiliates participating in the registration and Syntellect will provide customary cross-indemnification and contribution.

     The Cox Corporations did not assign or transfer their registration rights in connection with the transaction described in Item 3 above and, therefore, the shares of Common Stock are no longer covered by such rights.

     The foregoing description of the Affiliate Agreement and the Registration Rights Agreement is qualified in its entirety by reference to copies of the Affiliate Agreement and the Registration Rights Agreement, which are included herein as Exhibits 7.01 and 7.02, respectively, and are specifically incorporated herein by reference.

     To the best knowledge of the Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony, there were no contracts, arrangements, understandings or relationships with respect to the securities of the Company among the Cox Corporations, their respective officers and directors, Anne Cox Chambers and Barbara Cox Anthony, or between such persons and any other person which are required to be described under Item 6 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The Affiliate Agreement and the Registration Rights Agreement described in
Item 6, as well as a Joint Filing Agreement by and among CCHI, CCI, CHI and CEI, were previously filed as Exhibits 7.01, 7.02 and 7.03 to the original
Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             COX COMMUNICATIONS HOLDINGS, INC


      Date:   September 30, 1999             By:  /s/ Andrew A. Merdek
                                                  ---------------------
                                             Name: Andrew A. Merdek
                                             Title: Secretary


                                             COX COMMUNICATIONS, INC


      Date:   September 30, 1999             By:  /s/ Andrew A. Merdek
                                                  ---------------------
                                             Name: Andrew A. Merdek
                                             Title: Secretary


                                             COX HOLDINGS, INC


      Date:   September 30, 1999             By:  /s/ Andrew A. Merdek
                                                  ---------------------
                                             Name: Andrew A. Merdek
                                             Title: Secretary


                                             COX ENTERPRISES, INC


      Date:   September 30, 1999             By:  /s/ Andrew A. Merdek
                                                  ---------------------
                                             Name: Andrew A. Merdek
                                             Title: Secretary

                                             Schedule I: Cox Communications Holdings, Inc.
                                                   Executive Officers and Directors

-------------------------- --------------------------- --------------------------- ---------------------------------
          Name               Business or Residence      Principal Occupation or    Name and Address of Corporation
                                    Address                    Employment           or Other Organization in Which
                                                                                               Employed
-------------------------- --------------------------- --------------------------- ---------------------------------
-------------------------- --------------------------- --------------------------- ---------------------------------
James O. Robbins           Cox Communications, Inc.    President & Chief           Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE     Executive Officer           1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Preston B. Barnett         Cox Enterprises, Inc.       Vice President Tax          Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE                                 1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
James A. Hatcher*          Cox Communications, Inc.    Senior Vice President       Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE     Legal & Regulatory Affairs  1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Jimmy W. Hayes             Cox Communications, Inc.    Executive Vice President    Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE     Finance & Administration    1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319           & Chief Financial Officer   Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Andrew A. Merdek           Cox Enterprises, Inc.       Vice President Legal        Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Affairs & Corporate         1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319           Secretary                   Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Dallas S. Clement*         Cox Communications, Inc.    Vice President & Treasurer  Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE                                 1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Thomas M.* Strauss         Delaware Corporate          Director, Cox               Delaware Corporate Management,
                           Management, Inc.            Communications Holdings,    Inc.
                           1105 North Market Street    Inc.;                       1105 North Market Street
                           Wilmington, DE 19899        Client Administration,      Wilmington, DE 19899
                                                       Delaware Corporate
                                                       Management, Inc.
-------------------------- --------------------------- --------------------------- ---------------------------------

*Also a Director

                                      -13-

                                                 Schedule II: Cox Communications, Inc.
                                                   Executive Officers and Directors
-------------------------- --------------------------- --------------------------- ---------------------------------
          Name               Business or Residence      Principal Occupation or    Name and Address of Corporation
                                    Address                    Employment           or Other Organization in Which
                                                                                               Employed
-------------------------- --------------------------- --------------------------- ---------------------------------
-------------------------- --------------------------- --------------------------- ---------------------------------
James C. Kennedy *         Cox Enterprises, Inc.       Chairman &                  Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Chief Executive Officer     1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
James O. Robbins*          Cox Communications, Inc.    President & Chief           Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE     Executive Officer           1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Alex B. Best               Cox Communications, Inc.    Executive Vice President    Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE     Engineering                 1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
David M. Woodrow           Cox Communications, Inc.    Executive Vice President    Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE     New Business Development    1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Jimmy W. Hayes             Cox Communications, Inc.    Executive Vice President    Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE     Finance & Administration    1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319           & Chief Financial Officer   Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Margaret A. Bellville      Cox Communications, Inc.    Executive Vice President    Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE     Operations                  1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Fred R. Nichols            Cox Communications, Inc.    Executive Vice President    Cox Communications, Inc.
                           3015 S.S.E. Loop 323        Operations                  1400 Lake Hearn Dr., NE
                           Tyler, TX 75701                                         Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
James A. Hatcher           Cox Communications, Inc.    Senior Vice President       Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE     Legal & Regulatory Affairs  1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
John M. Dyer               Cox Communications, Inc.    Senior Vice President       Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE     Operations                  1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Claus F. Kroeger           Cox Communications, Inc.    Senior Vice President       Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE     Operations                  1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Patrick J. Esser           Cox Communications, Inc.    Vice President Operations   Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE                                 1400 Lake Hearn Dr., NE
                           Atlanta GA 30319                                        Atlanta GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Jayson R. Juraska          Cox Communications, Inc.    Vice President Operations   Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE                                 1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Dallas S. Clement          Cox Communications, Inc.    Vice President & Treasurer  Cox Communications, Inc.
                           1400 Lake Hearn Dr., NE                                 1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Janet Morrison Clarke      Citibank                    Director, Cox               Citibank
                           One Court Square            Communications, Inc.;       One Court Square
                           40th Floor                  Managing Director Global    40th Floor
                           Long Island, NY 11220       Database Marketing,         Long Island, NY 11220
                                                       Citibank

                                      -14-

-------------------------- --------------------------- --------------------------- ---------------------------------
David E. Easterly          Cox Enterprises, Inc.       Director, Cox               Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Communications, Inc.;       1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319           President & Chief           Atlanta, GA 30319
                                                       Operating Officer
-------------------------- --------------------------- --------------------------- ---------------------------------
Robert F. Erburu           The Times Mirror Company    Director, Cox               The Times Mirror Company
                           220 W. 1st Street           Communications, Inc.;       220 W. 1st Street
                           Los Angeles, CA 90012       Chairman of the Board       Los Angeles, CA 90012
                                                       (retired),
                                                       The Times Mirror Company
-------------------------- --------------------------- --------------------------- ---------------------------------
Robert C. O'Leary          Cox Enterprises, Inc.       Director, Cox               Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Communications, Inc.;       1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319           Senior Vice President &     Atlanta, GA 30319
                                                       Chief Financial Officer,
                                                       Cox Enterprises, Inc.
-------------------------- --------------------------- --------------------------- ---------------------------------
Andrew J. Young            Good Works International    Director, Cox               Good Works International
                           Suntrust Plaza, Ste. 4800   Communications, Inc.;       Suntrust Plaza, Ste. 4800
                           303 Peachtree Street, NE    Co-Chairman,                303 Peachtree Street, NE
                           Atlanta, GA 30308           Good Works International    Atlanta, GA 30308
-------------------------- --------------------------- --------------------------- ---------------------------------

*Also a Director

                                      -15-

                                                   Schedule III: Cox Holdings, Inc.
                                                   Executive Officers and Directors

-------------------------- --------------------------- --------------------------- ---------------------------------
          Name               Business or Residence      Principal Occupation or    Name and Address of Corporation
                                    Address                    Employment           or Other Organization in Which
                                                                                               Employed
-------------------------- --------------------------- --------------------------- ---------------------------------
-------------------------- --------------------------- --------------------------- ---------------------------------
David E. Easterly*         Cox Enterprises, Inc.       President & Chief           Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Operating Officer           1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Preston B. Barnett         Cox Enterprises, Inc.       Vice President Tax          Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE                                 1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Dean H. Eisner*            Cox Enterprises, Inc.       Vice President Business     Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Development and Planning    1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
William L. Killen, Jr.     Cox Enterprises, Inc.       Vice President New Media    Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE                                 1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Andrew A. Merdek*          Cox Enterprises, Inc.       Vice President Legal        Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Affairs & Corporate         1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319           Secretary                   Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Richard J. Jacobson        Cox Enterprises, Inc.       Vice President & Treasurer  Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE                                 1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------

*Also a Director

                                      -16-

                                                  Schedule IV: Cox Enterprises, Inc.
                                                   Executive Officers and Directors
-------------------------- --------------------------- --------------------------- ---------------------------------
          Name               Business or Residence      Principal Occupation or    Name and Address of Corporation
                                    Address                    Employment           or Other Organization in Which
                                                                                               Employed
-------------------------- --------------------------- --------------------------- ---------------------------------
-------------------------- --------------------------- --------------------------- ---------------------------------
James C. Kennedy *         Cox Enterprises, Inc.       Chairman &                  Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Chief Executive Officer     1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
David E. Easterly*         Cox Enterprises, Inc.       President & Chief           Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Operating Officer           1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Robert C. O'Leary*         Cox Enterprises, Inc.       Senior Vice President &     Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Chief Financial Officer     1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Timothy W. Hughes          Cox Enterprises, Inc.       Senior Vice President       Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Administration              1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Barbara C. Anthony*        Cox Enterprises, Inc.       Chairman, Dayton            Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Newspapers                  1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Anne C. Chambers*          Cox Enterprises, Inc.       Chairman, Atlanta           Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Newspapers                  1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Scott A. Hatfield          Cox Enterprises, Inc.       Vice President & Chief      Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Information Officer         1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Marybeth H. Leamer         Cox Enterprises, Inc.       Vice President Human        Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Resources                   1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Andrew A. Merdek           Cox Enterprises, Inc.       Vice President Legal        Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Affairs & Corporate         1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319           Secretary                   Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Alexander V.               Cox Enterprises, Inc.       Vice President Public       Cox Enterprises, Inc.
Netchvolodoff              1400 Lake Hearn Dr., NE     Policy                      1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Richard J. Jacobson        Cox Enterprises, Inc.       Vice President & Treasurer  Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE                                 1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Preston B. Barnett         Cox Enterprises, Inc.       Vice President Tax          Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE                                 1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
William L. Killen, Jr.     Cox Enterprises, Inc.       Vice President New Media    Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE                                 1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Dean H. Eisner             Cox Enterprises, Inc.       Vice President Business     Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Development and Planning    1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319

                                      -17-

-------------------------- --------------------------- --------------------------- ---------------------------------
Michael J. Mannheimer      Cox Enterprises, Inc.       Vice President Materials    Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Management                  1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
John C. Williams           Cox Enterprises, Inc.       Vice President Marketing    Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     and Communications          1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319                                       Atlanta, GA 30319
-------------------------- --------------------------- --------------------------- ---------------------------------
Arthur M. Blank            The Home Depot, Inc.        Director, Cox               The Home Depot, Inc.
                           2455 Paces Ferry Road, NW   Enterprises, Inc.;          2455 Paces Ferry Road, NW
                           Atlanta, GA 30339           President and Chief         Atlanta, GA 30339
                                                       Executive Officer
                                                       The Home Depot, Inc.
-------------------------- --------------------------- --------------------------- ---------------------------------
Thomas O. Cordy            The Maxxis Group, Inc.      Director, Cox               The Maxxis Group, Inc.
                           1901 Montreal Road, Ste.    Enterprises, Inc.;          1901 Montreal Road, Ste. 108
                           108                         President and Chief         Tucker, GA  30084
                           Tucker, GA  30084           Executive Officer
                                                       The Maxxis Group, Inc.
-------------------------- --------------------------- --------------------------- ---------------------------------
Carl R. Gross              Cox Enterprises, Inc.       Director, Cox               Cox Enterprises, Inc.
                           1400 Lake Hearn Dr., NE     Enterprises, Inc.;          1400 Lake Hearn Dr., NE
                           Atlanta, GA 30319           Retired Senior Vice         Atlanta, GA 30319
                                                       President  and Chief
                                                       Administrative Officer,
                                                       Cox Enterprises, Inc.
-------------------------- --------------------------- --------------------------- ---------------------------------
Ben F. Love                Chase Bank of Texas         Director, Cox               Chase Bank of Texas
                           600 Travis Street, 18 TCT   Enterprises, Inc.;          600 Travis Street, 18 TCT 318
                           318                         Director                    Houston, TX 77252-2558
                           Houston, TX 77252-2558      Chase Bank of Texas
-------------------------- --------------------------- --------------------------- ---------------------------------
Paul J. Rizzo              Franklin Street Partners    Director, Cox               Franklin Street Partners
                           6330 Quadrangle Drive       Enterprises, Inc.;          6330 Quadrangle Drive
                           Ste. 200                    Vice Chairman (retired      Ste. 200
                           Chapel Hill, NC  27514      1/1/95)                     Chapel Hill, NC  27514
                                                       of IBM Corporation
-------------------------- --------------------------- --------------------------- ---------------------------------

* Also a Director

                                      -18-